FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                November 22, 2002

                        Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                  Form 20-F    X                  Form 40-F
                            -------                           ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                  Yes                             No     X
                      ------                          -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                  Yes                             No     X
                      ------                          -------

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                  Yes                             No     X
                      ------                          -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.

                                                           Total Pages: 4

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                   Smith & Nephew plc
                                                   (Registrant)


Date: November 22, 2002                             By:  /s/ Paul Chambers
                                                         -------------------
                                                         Paul Chambers
                                                         Company Secretary

19 November 2002


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP



Dear Sirs,

Dealing by Directors in Ordinary shares of Smith & Nephew plc

We have been notified today of the following transactions by Directors of Smith & Nephew plc:

Sir Timothy Lankester acquired 11 Ordinary shares of 12 2/9 pence each in Smith & Nephew plc, by re-investment of the 2002 Interim Dividend, paid on 15 November 2002. Each share was purchased at 377.7 pence on 15 November 2002.
Sir Timothy Lankester now has an interest in 6,086 shares representing 0.0007% of the issued share capital.

Mr C J O'Donnell acquired 561 Ordinary shares of 12 2/9 pence each in Smith & Nephew plc, by re-investment of the 2002 Interim Dividend, paid on 15 November 2002. Each share was purchased at 377.7 pence on 15 November 2002. Mr C J O'Donnell now has an interest in 122,126 shares representing 0.0132% of the issued share capital.

Diane Eustace, wife of Mr D Eustace, a director of Smith & Nephew plc, acquired 38 Ordinary shares of 12 2/9 pence each in Smith & Nephew plc, by re-investment of the 2002 Interim Dividend paid on 15 November 2002. Each share was purchased at 377.7 pence on 15 November 2002. Mr D Eustace now has an interest in 49,484 shares representing 0.0053% of the issued share capital.

Yours faithfully,


J.V. Sutton
Assistant Company Secretary

21 November 2002


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Dealing by Directors in Ordinary shares of Smith & Nephew plc

We have been notified today of the following transactions by Directors of Smith & Nephew plc:

Sir Timothy Lankester acquired 10 Ordinary shares of 12 2/9 pence each in Smith & Nephew plc, by re-investment of the 2002 Interim Dividend, paid on 15 November 2002, through a non-discretionary single company PEP. Each share was purchased at 370.75 pence on 20 November 2002. Sir Timothy Lankester now has an interest in 6,096 shares representing 0.0007% of the issued share capital.

Mr C J O'Donnell acquired 10 Ordinary shares of 12 2/9 pence each in Smith & Nephew plc, by re-investment of the 2002 Interim Dividend, paid on 15 November 2002, through an ISA. Each share was purchased at 378.0 pence on 15 November 2002. Mr C J O'Donnell now has an interest in 122,136 shares representing 0.0132% of the issued share capital.

Mr P Hooley acquired 10 Ordinary shares of 12 2/9 pence each in Smith & Nephew plc, by re-investment of the 2002 Interim Dividend, paid on 15 November 2002, through an ISA. Each share was purchased at 378.0 pence on 15 November 2002. Mr P Hooley now has an interest in 111,571 shares representing 0.012% of the issued share capital.


Yours faithfully,




J.V. Sutton
Assistant Company Secretary